Knockaway, Inc.

Consolidated Financial Statements
as of and for the Years Ended December 31, 2022 and 2021
and Independent Auditor's Report

Knockaway, Inc.
Table of Contents

Years ended December 31, 2022 and 2021

Report of Independent Auditors

The Board of Directors and Stockholders
Knockaway, Inc.

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Knockaway, Inc., which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, preferred stock and stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Knockaway, Inc. as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Knockaway, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that Knockaway, Inc. will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, Knockaway, Inc. has incurred recurring losses from operations, has an accumulated deficit, and has stated that substantial doubt exists about Knockaway, Inc.'s ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Knockaway, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Knockaway, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Knockaway, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Moss Adams LLP

San Francisco, California
June 28, 2023

Knockaway, Inc.

Consolidated balance sheets

		December 31, 2022		December 31, 2021
Assets				
Current assets:				
Cash and cash equivalents	$	7,755,525	$	11,440,255
Restricted cash		3,793,342		8,742,344
Accounts receivable, net		—		661,138
Mortgage loans held for sale, at fair value		6,076,614		26,517,357
Bridge loans receivable, net		25,086,222		16,333,145
Other receivables		4,212,005		—
Real estate inventory, net		546,754		443,250
Prepaid expenses and other current assets		1,248,410		2,027,638
Total current assets		48,718,872		66,165,127
Property and equipment, net		2,250,818		4,505,551
Intangible assets, net		152,161		167,767
Total assets	$	51,121,851	$	70,838,445
Liabilities, preferred stock and stockholders' deficit				
Current liabilities:				
Accounts payable	$	776,926	$	1,600,364
Accrued expenses		2,448,263		4,024,739
Mortgage loan warehouse facilities		5,804,920		26,064,039
Bridge loan warehouse facility		8,780,592		—
Property loans		458,300		352,000
Debt, current portion		2,829,217		972,222
Convertible notes		—		40,467,095
Other current liabilities		5,998		30,753
Total current liabilities		21,104,216		73,511,212
Bridge loan debt facility, net		14,696,142		20,526,259
Debt, net of current portion		18,088,819		20,891,921
Other liabilities		415,954		544,201
Total liabilities		54,305,131		115,473,593
Commitments and contingencies (Note 7)				

See accompanying notes to the consolidated financial statements.

Knockaway, Inc.

Consolidated balance sheets (continued)

	December 31, 2022	December 31, 2021
Preferred stock:		
Series A and A-1, $0.0001 par value, convertible	—	12,220,725
Series B and B-1, $0.0001 par value, convertible	—	29,155,911
Series C, $0.0001 par value, convertible	—	20,180,283
Series Y, $0.0001 par value, convertible	27,904,363	—
Series X-1, $0.0001 par value, convertible	1,271,573	—
Series X-2, $0.0001 par value	38,147,189	—
Total preferred stock	67,323,125	61,556,919
Stockholders' deficit:		
Common stock, $0.0001 par value	1,414	717
Additional paid-in capital	74,758,677	8,640,443
Accumulated deficit	(145,266,496)	(114,833,227)
Total stockholders' deficit	(70,506,405)	(106,192,067)
Total liabilities, preferred stock and stockholders' deficit	$ 51,121,851	$ 70,838,445

See accompanying notes to the consolidated financial statements.

Knockaway, Inc.

Consolidated statements of operations

		For the year ended December 31, 2022		For the year ended December 31, 2021
Revenue	$	15,104,951	$	16,893,410
Cost of revenue		5,342,771		8,641,408
Gross profit		9,762,180		8,252,002
Operating expenses:				
Sales and marketing		7,351,148		22,408,686
Technology and development		11,531,714		11,608,509
Operations		8,151,040		9,130,650
General and administrative		11,345,618		13,811,246
Total operating expenses		38,379,520		56,959,091
Loss from operations		(28,617,340)		(48,707,089)
Warrants fair value adjustment, net		544,201		193,293
Interest expense, net		(6,537,521)		(4,575,908)
Gain on extinguishment of debt, net		—		363,677
Other income		4,172,921		—
Loss before income taxes		(30,437,739)		(52,726,027)
Income tax benefit (expense)		4,470		(7,879)
Net loss		(30,433,269)		(52,733,906)
Net loss attributable to noncontrolling interest		—		(4,312)
Net loss attributable to Knockaway, Inc.	$	(30,433,269)	$	(52,729,594)

See accompanying notes to the consolidated financial statements.

Knockaway, Inc.
Consolidated statements of preferred stock and stockholders' deficit
For the years ended December 31, 2022 and 2021

	Preferred Stock		Common Stock					
	Shares [(1)]	Amount	Shares [(1)]	Amount	Additional Paid-In Capital	Accumulated Deficit	Noncontrolling Interest	Total Deficit
Balance, January 1, 2021	1,240,703	$ 61,556,919	678,951	$ 679	$ 4,433,165	$ (62,103,633)	$ 84,248	(57,585,541)
Issuance of warrant to purchase common stock	—	—	—	—	1,618,102	—	—	1,618,102
Stock-based compensation	—	—	—	—	1,814,507	—	—	1,814,507
Issuance of common stock upon exercise of stock options	—	—	37,962	38	842,167	—	—	842,205
Dividends paid to noncontrolling interest	—	—	—	—	—	—	(76,031)	(76,031)
Purchase of noncontrolling interests	—	—	—	—	(67,498)	—	(3,905)	(71,403)
Net loss	—	—	—	—	—	(52,729,594)	(4,312)	(52,733,906)
Balance, December 31, 2021	1,240,703	$ 61,556,919	716,913	$ 717	$ 8,640,443	$ (114,833,227)	$ —	$ (106,192,067)
Issuance of Series Y preferred stock, net of $689,018 of costs	17,315,467	27,904,363	—	—	—	—	—	—
Conversion of convertible note to Series C-1 preferred stock	423,984	40,705,416	—	—	—	—	—	—
Conversion of prior Series A to C-1 preferred stock to X-1	(1,664,687)	(102,262,335)	—	—	—	—	—	—
Issuance of Series X-1 preferred stock	1,664,687	64,115,147	—	—	—	—	—	—
Conversion of Series X-1 preferred stock to common stock	(1,023,005)	(62,843,574)	1,023,005	102	62,843,472	—	—	62,843,574
Issuance of Series X-2 preferred stock	47,290,580	38,147,189	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options[(2)]	—	—	6,233,528	624	40,258	—	—	40,882
Repurchase of shares of early exercised unvested common stock[(2)]	—	—	(294,301)	(29)	—	—	—	(29)
Stock-based compensation	—	—	—	—	3,234,504	—	—	3,234,504
Net loss	—	—	—	—	—	(30,433,269)	—	(30,433,269)
Balance, December 31, 2022	65,247,729	$ 67,323,125	7,679,145	$ 1,414	$ 74,758,677	$ (145,266,496)	$ —	$ (70,506,405)

(1) Shares as of and for the year ended December 31, 2021 reflect the Company's reverse stock split that occurred during the year ended December 31, 2022. Refer to Note 6 for further information.
(2) The Company issued certain shares to employees in exchange for partial recourse promissory notes receivable. The Company also repurchased certain unvested shares issued to these same employees due to their termination through a reduction in the amounts owed to the Company. Refer to Note 6 for further information.

See accompanying notes to the consolidated financial statements.

Knockaway, Inc.
Consolidated statements of cash flows

	For the year ended December 31, 2022	For the year ended December 31, 2021
Operating activities:		
Net loss	$ (30,433,269)	$ (52,733,906)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	2,956,763	2,796,474
Stock-based compensation	3,193,518	1,743,121
Amortization of debt issuance costs and discounts	266,475	174,698
Mortgage loans held for sale fair value adjustment, net	390,505	(390,972)
Derivative instruments fair value adjustment, net	274,689	(302,788)
Credits provided on bridge loan receivables	29,647	—
Warrants fair value adjustment	(544,201)	(193,293)
Loss (gain) on extinguishment of debt, net	—	(363,677)
Other income	(4,173,066)	—
Changes in operating assets and liabilities:		
Accounts receivable	661,138	(472,368)
Origination of mortgage loans held for sale	(370,085,558)	(354,525,396)
Proceeds from sale of mortgage loans originated as held for sale	390,135,796	331,266,087
Origination of bridge loans	(92,087,700)	(66,403,943)
Repayments from bridge loans	83,304,976	51,655,161
Other receivables	(38,939)	—
Real estate inventory, net	(103,504)	1,509,419
Prepaid expenses and other current assets	417,580	(730,179)
Accounts payable and accrued expenses	(1,335,249)	5,365,167
Other current liabilities	(10,876)	(456,742)
Other liabilities	(233,974)	—
Net cash used in operating activities	(17,415,249)	(82,063,137)
Investing activities		
Capitalized internal-use software development costs	(645,437)	(3,170,748)
Net cash used in investing activities	(645,437)	(3,170,748)
Financing activities		
Proceeds from debt	2,000,000	48,498,000
Payments on debt	(972,222)	(5,034,399)
Borrowings on property loans	458,300	859,000
Repayments on property loans	(352,000)	(1,674,000)
Borrowings on warehouse lines of credit	374,771,588	354,525,396
Repayments on warehouse lines of credit	(386,250,115)	(331,266,087)
Borrowings on bridge loan financing facility	—	21,052,945
Repayments on bridge loan financing facility	(6,052,945)	—
Issuance cost of debt	(107,030)	(683,817)
Proceeds from issuance of Series Y stock	26,547,835	—
Issuance costs of Series Y stock	(651,801)	—
Proceeds from exercise of stock options	35,344	838,436
Purchase of noncontrolling interests	—	(71,403)
Dividends paid to noncontrolling interests	—	(76,031)
Net cash provided by financing activities	9,426,954	86,968,040

Knockaway, Inc.
Consolidated statements of cash flows (continued)

	For the year ended December 31, 2022		For the year ended December 31, 2021	
Net increase (decrease) in cash, cash equivalents and restricted cash	$	(8,633,732)	$	1,734,155
Cash, cash equivalents and restricted cash at beginning of period		20,182,599		18,448,444
Cash, cash equivalents and restricted cash at end of period	$	11,548,867	$	20,182,599
Cash, cash equivalents and restricted cash:				
Cash and cash equivalents		7,755,525		11,440,255
Restricted cash		3,793,342		8,742,344
Total	$	11,548,867	$	20,182,599
Supplemental cash flow information:				
Cash paid for interest	$	6,114,290	$	3,191,434
Cash paid for income taxes	$	6,955	$	9,299
Noncash proceeds from exercise of stock options in other receivables	$	—	$	3,770
Noncash deferred offering costs in accrued expenses	$	—	$	77,158
Noncash issuance of common stock warrants	$	—	$	1,618,102
Noncash convertible note to Series C-1	$	40,705,416	$	—
Noncash Series A, B, C conversion to X-1 and X-2	$	102,262,335	$	—
Noncash debt converted to Series Y	$	2,008,329	$	—
Noncash offering costs converted to Series Y	$	37,217	$	—
Noncash Series X-1 conversion to common stock	$	62,843,574	$	—
Noncash issuance or offering costs in accounts payable and accrued expenses	$	33,214	$	—
Noncash loans issued to employees for exercise of common stock options	$	1,345,334	$	—
Noncash loans reduced for employees for repurchase of unvested shares	$	(64,746)	$	—

See accompanying notes to the consolidated financial statements.

1. ORGANIZATION

Knockaway, Inc. (the "Company", "we,", and "our") was incorporated under the laws of the State of Delaware on August 3, 2015. As of December 31, 2022, Knockaway, Inc. operates in a number of major metropolitan markets across the United States and together with its wholly owned subsidiaries is a leader in the "buy before you sell" marketplace for residential real estate. The Company offers a technology platform for consumers and agents and unique pre-funding solutions that enable customers to buy their new home before selling their current home. Knock Lending, LLC operates as a licensed lending entity in the U.S. (NMLS 1958445) to originate and sell mortgage loans in the secondary market. Knockaway, Inc. is the sole member of Knock Lending, LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of Knockaway, Inc. and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Noncontrolling interests in the results and equity of subsidiaries not wholly owned are shown separately in the consolidated financial statements.

Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management estimates include the fair value of share-based awards, the capitalization and estimated useful life of internal-use software development costs, useful life of assets, fair value of warrants, fair value of financial instruments, fair value of mortgage loans held for sale, net realizable value of real estate inventory, valuation of deferred tax assets, impairment of assets and provision for doubtful accounts. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from those estimates.

Liquidity and going concern

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the years ended December 31, 2022 and 2021, the Company incurred net losses of $30,433,269 and $52,729,594, respectively and net cash used in operating activities of $17,438,550 and $82,063,137, respectively. As of December 31, 2022 and 2021, the Company had an accumulated deficit of $145,266,496 and $114,833,227, respectively. As of December 31, 2022, the Company had $2,829,217 of non-funding facility debt due within one year of the balance sheet date (see Note 5). The Company expects to continue to generate operating losses at it expands its sales channels and market presence.

As of the date these financial statements are available to be issued, the Company is currently seeking to raise additional private equity financing along with the temporary deferral of its term loan principal amortization. The Company may not be able to obtain financing on acceptable terms, if at all, or defer any loan principal amortization. The terms of any financing may adversely affect the holdings or the rights of the Company's shareholders. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all. As the ability of the Company to raise additional equity financing or defer loan principal amortization is outside of management's control, we cannot conclude that these plans will be effectively implemented within twelve months from the date the financial statements are available to be issued. As such, management has concluded the aforementioned conditions raise substantial doubt as to the Company's ability to continue as a going concern. The financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, trade accounts and loans receivable. The Company invests its excess cash in low-risk, highly liquid money market funds. The Company monitors for uncollectible accounts or loans on an ongoing basis. The Company originates mortgage loans for individual customers secured by the customer's residential real estate property. For loans originated for customers to buy their new home the Company does not service these loans and typically sells within one month to secondary market investors. For equity advance loans originated for customers on their current home the Company has a lien on the home and collects the payoff of the loan once the home is sold, which is typically within six months. Therefore, due to the short term nature of the Company's loan there is not significant credit risk from individual loans. Further, there were no customers that individually exceeded 10% of the Company's revenue, accounts receivable, or loans receivable as of or for the years ended December 31, 2022 or 2021.

Cash and cash equivalents

Cash includes demand deposits with financial institutions and cash items in transit. Cash equivalents include only investments with initial maturities of three months or less that are highly liquid and readily convertible to known amounts of cash. The Company maintains portions of its cash in bank deposit accounts, which, at times, may exceed federally insured limits and are thus potentially subject to concentrations of credit risk. As of December 31, 2022, substantially all of the Company's cash is held at a single financial institution, Silicon Valley Bank, and the amounts exceed federally insured limits. On March 10, 2023, the Federal Deposit Insurance Corporation (FDIC) announced that Silicon Valley Bank had been closed by the California Department of Financial Protection and Innovation. The United States Department of the Treasury announced in a joint statement with the Federal Reserve and FDIC that depositors of Silicon Valley Bank would have access to all of their deposits starting March 13, 2023. The Company did not experience any losses but is potentially exposed to credit risk in the event of default by the financial institutions holding its cash in excess of federally insured limits. If we are unable to access our cash as needed, our financial position and ability to operate our business could be adversely affected. The Company has taken additional steps subsequent to the closure of Silicon Valley Bank to limit its concentration of credit risk related to its cash deposits.

Restricted cash

Restricted cash represents cash restricted for a particular purpose, and related to the following items as of December 31:

	2022	2021
Bridge loan debt facility available for loan funding	$ 997,180	$ 5,605,971
Bridge loan debt facility reserves	1,781,639	1,781,639
Bridge loan warehouse facility reserves	600,000	—
Surety bond collateral	382,500	382,500
Escrow deposits	32,023	—
Term debt collateral	—	972,234
Total restricted cash	$ 3,793,342	$ 8,742,344

Fair value of financial instruments

The Company determines the fair value of financial instruments when required. The carrying amounts of cash and cash equivalents and accounts receivable approximate fair value due to the short-term nature of those instruments. Additional information regarding fair value measurements is provided in Note 3.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the contracted amount, net of allowances for doubtful accounts. These amounts primarily relate to the timing of receipt of payments for certain fees incurred and then charged to customers as part of our lending activities. The Company generally receives payment for these fees as part of proceeds from our mortgage funding partner when loans are sold in the secondary market, which is generally less than 30 days after fees are incurred and charged to customers, and are expected to be fully collectible. Management regularly reviews the adequacy of the

allowance for doubtful accounts by considering the age of each outstanding invoice, each customer's expected ability to pay, and the collection history with each customer, when applicable, to determine whether a specific allowance is appropriate. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. As of December 31, 2022 and 2021, the allowance for doubtful accounts was $0 and $10,831, respectively.

Bridge loans receivable

The Company is a mortgage lender that originates residential mortgage loans. As part of the Company's mortgage lending business the Company provides customers with the Home Swap™ offering. The Home Swap™ offering allows a customer to buy a new home before they sell their current home. For a Home Swap™ customer, the Company originates a mortgage loan for the customer to purchase their new home as well as an equity advance loan secured by a lien on the customer's existing home. This equity advance loan acts as a bridge loan for the customer that is used for specific purposes including down payment and closing costs associated with the customer's new home purchase as well as repair costs and up to six months of mortgage payments on the customer's existing home. The bridge loan has a term of six months and is repaid to the Company upon the sale of the customer's existing home. Therefore, bridge loans receivable represent the principal value of outstanding loans the Company has provided to customers who have not sold their existing home. In exchange for the Home Swap™ service, the Company charges a fee based on a percentage of the purchase price of the customer's new home at the time of the origination of the loan to purchase the customer's new home. The Company does not charge any interest on the principal amount of the bridge loan. As the Company typically only extends bridge financing for a period of six months or less, and only for a portion of the anticipated equity in the customer's existing home secured by a lien, the Company expects nearly all receivable amounts to be fully collectible through funds distributed from escrow upon the sale of the existing home. As part of the Home Swap™ offering the Company provides the customer with an option that as long as certain contractual conditions are met that another wholly-owned subsidiary of the parent Knockaway, Inc. may be required to purchase the customer's home for a below market amount agreed upon at the time of loan origination. The purchase of the home would typically result in full repayment of the bridge loan. However, the Company may offer a reduction in the amount of the bridge loan owed by the customer to avoid the further costs of purchasing the home, which are recorded as reserves until the bridge loan is repaid. For the year ended December 31, 2022, the Company recorded $29,647 in credits on outstanding bridge loans receivable to general and administrative expense on the consolidated statements of operations. As of December 31, 2022, $29,647 remains outstanding as a reserve on outstanding bridge loans receivables. The Company did not incur any credits during the year ended December 31, 2021.

Real estate inventory

Real estate inventory is recognized as part of the Company's previous real estate revenue model or as necessary as part of the Company's Home Swap™ service where a customer's home is purchased at a discount if it has not sold within the six month bridge loan term, which the Company then sells in the market. Refer to the revenue recognition section below for further discussion. Real estate inventory is carried at the lower of cost or net realizable value. Real estate inventory costs includes, but is not limited to, the property purchase price, acquisition costs and direct costs to renovate or repair the home, less real estate inventory valuation adjustments, if any. Real estate inventory is reviewed for impairment each reporting period and as events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount or basis is not expected to be recovered, a real estate inventory valuation adjustment is recorded to cost of revenue and the related assets are adjusted to their net realizable value. The adjustments to net realizable value for real estate inventory for the years ended December 31, 2022 and 2021 were $75,604 and $75,287, respectively.

Capitalized internal-use software development costs

Capitalized internal-use software development costs are stated at cost less accumulated amortization. The Company capitalizes direct costs incurred (including internal and external) during the development stage of software for internal-use to property and equipment. Maintenance and ongoing operating costs of developed applications are expensed as incurred. The Company amortizes these costs on a straight-line basis over a three-year useful life within cost of revenue in the statement of operations. Capitalized costs for projects that are terminated are written off in the period the project is terminated.

Impairment of long-lived assets

Long-lived assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If circumstances require a long-lived asset to be

tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to its' carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

Revenue recognition

The Company recognizes revenue when it satisfies its performance obligations by transferring control of the promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company recognizes revenue related to mortgage origination activities including processing and underwriting fees and points revenue upon the completion of the Company's performance obligation upon the close of escrow on the purchase of the customer's new home. The Company also recognizes revenue related to the sale of mortgage loans in the secondary market when control over the loans has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been legally isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and provides no more than a trivial benefit to the Company, and (3) the Company does not maintain effective control over the transferred assets. Mortgage related fair value adjustments are recognized in revenue and represent the change in fair value of interest rate lock commitments, loans held for sale, and forward loan commitments related to loans held for sale. The Company does not service the mortgage loans it originates other than as may occasionally be required by the timing between origination and sale of the loan.

For the Company's Home Swap™ offering, it recognizes revenue at the time of the origination of the customer's mortgage loan to purchase their new home based on a percentage of the sales value of the new home along with other processing and underwriting fees to cover the cost of providing the bridge loan. The Company services the bridge loan until repaid by the customer upon sale of the customer's original home, but does not charge or recognize any servicing or interest related revenue for loans that are repaid prior to the standard six month maturity date. The Company does not sell its bridge loans in the secondary market and the loans receivable are settled once repaid by the customer.

As revenue is recognized at a point in time, generally upon property closings, and no funds are received in advance of services, the Company does not have any variable consideration, deferred revenue, unsatisfied remaining performance obligations or deferred costs to obtain a contract. Payments are generally received upon property closings through escrow accounts.

During the year ended December 31, 2020, the Company changed the focus of its primary business from essentially that of a home buyer and seller and brokerage agent to a mortgage lender and service provider. There were several transactions relating to real estate purchases and sales that carried over into the year ended December 31, 2021, in which the Company records the gross cost of the home and the gross sales price resulting in significantly higher per transaction revenue and costs of revenue compared to lending revenues and costs, which are based on fees for services provided and the sale of loans in the secondary market. However, though not a primary component of the Company's lending business, as part of the Company's Home Swap™ program, the Company may be required to purchase the listing property of a borrower of the Company's bridge loan at a discount if the borrower's property is not sold within six months for which it also records the gross cost of the home and the gross sales price of the home when sold. A summary of the key components of revenue

is in the table below. Other revenue primarily consists of referral revenue the Company earned from providing the referral of an individual to a real estate agent who then successfully closes a real estate sale with the individual.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue		
Lending		
Fees, gain on sale and interest, net of credits	$ 15,246,781	$ 13,258,593
Mortgage related fair value adjustments	(665,195)	683,930
Total lending revenue	14,581,586	13,942,523
Real estate		
Home sales	417,500	2,712,572
Commissions	—	75,575
Total real estate revenue	417,500	2,788,147
Other	105,865	162,740
Total Revenue	$ 15,104,951	$ 16,893,410

Mortgage loans held for sale

Mortgage loans held for sale ("MLHFS") include residential mortgages originated for sale in the secondary market. The Company has elected the fair value option to report mortgage loans held for sale initially at fair value based on either sale commitments or current market quotes and as adjusted for subsequent changes in fair value until the loans are sold with changes in fair value recognized within revenue. Substantially all of the mortgage loans originated are sold within a short period of time to investors in the secondary mortgage market on a servicing released, nonrecourse basis. However, we remain liable for certain limited representations and warranties related to loan sales, such as non-compliance with defined loan origination or documentation standards, including misstatement in the loan documents, early payoff or default on early payments. Mortgage investors could seek to have us buy back loans or compensate them for losses incurred on mortgages we have sold based on claims that we breached our limited representations and warranties.

Loan commitments and related derivatives

The Company enters into interest rate lock commitments ("IRLCs") which are extended to borrowers who have applied for loan funding and meet defined credit and underwriting criteria in the Company's mortgage origination business. IRLCs are a commitment that binds the Company, subject to loan underwriting and approval processes, to fund the loan at a specified interest rate, regardless of fluctuations in the market interest rates between commitment date and funding date. The interest rate risk associated with the fluctuations in market interest rates between commitment date and funding date with respect to IRLCs is mitigated as the Company operates under the best effort basis whereby at the time of commitment, the Company enters into a loan sales commitment with a third-party for the same prospective loan that upon closing of the loan becomes a forward loan sales commitment. The Company accounts for IRLCs and forward loan sales commitments as derivative instruments that are free standing in nature and are recorded at fair value upon closing of escrow in Prepaid expenses and other current assets or Other current liabilities, as applicable, on the consolidated balance sheet with changes in fair value recognized in revenue. See Note 3 for additional information on the Company's IRLCs and forward loan sales commitments.

Cost of revenue

Cost of revenue includes personnel costs such as salaries, benefits, and stock-based compensation for employees as well as other third-party vendor and service costs directly related to a customer mortgage origination contract and the sale of a loan in the secondary market. Cost of revenue for real estate revenue also includes the purchase price of property and all other direct costs associated with the purchase and holding of the property until sale along with any real estate inventory valuation adjustments. These costs are accumulated in real estate inventory during the property holding period and charged to cost of revenue under the specific identification method when the property is sold.

Sales and marketing

Sales and marketing expense includes personnel costs such as salaries, benefits, and stock-based compensation for employees in support of generating a customer mortgage origination contract. Sales and marketing expenses also include other third party vendor marketing costs and advertising costs. Advertising costs, which are expensed as incurred and included in sales and marketing expenses, were $3,741,189 and $17,896,518 for the years ended December 31, 2022 and 2021, respectively.

Technology and development

Technology and development expense includes personnel costs such as salaries, benefits, and stock-based compensation for employees in support of the Company's technology and product development, and the amortization of capitalized internal-use software development costs. The Company continues to focus its efforts on adding new features, products, and increasing the functionality and enhancing the ease of use of its existing products and internal processes. The Company capitalizes the portion of its software development costs that meet the criteria for capitalization during the application development stage.

Operations

Operations expense includes personnel costs such as salaries, benefits, and stock-based compensation for employees as well as other third-party vendor and service costs involved in the processing of a mortgage origination contracts, the sale of a loan in the secondary market, operational support throughout the bridge loan process, and support for the purchase and sale of real estate.

General and administrative

General and administrative expense includes personnel costs such as salaries, benefits, and stock-based compensation for employees as well as other third-party vendor and professional services costs supporting the overall Company.

Interest expense

Interest expense, net consists of interest costs incurred on the Company's debt facilities and the amortization of related deferred debt issuance costs and debt discounts. Interest expense, net consisted of interest income of $114,705 and $1,440 for the years ended December 31, 2022 and 2021, respectively.

Stock-based compensation

The Company estimates the fair value of share-based awards on the date of grant. The Company recognizes compensation expense for its awards over the requisite service period (generally the vesting period), using the straight-line attribution method and accounts for forfeitures when they occur.

The Company uses the Black-Scholes option-pricing model as the method for determining the estimated fair value for stock options. The Black-Scholes option-pricing model requires the use of subjective and complex assumptions, which determine the fair value of share-based awards, including the option's expected term and the price volatility of the underlying stock.

Warrants

The Company classified warrants to purchase shares of common stock as equity and warrants to purchase shares of convertible preferred stock as liabilities on the consolidated balance sheets. Warrants to purchase shares of convertible preferred stock have been determined to be liabilities as the underlying preferred shares have certain liquidation preferences in the event of a deemed liquidation. Warrants are recorded at fair value on the date of grant using the Black-Scholes pricing model which is impacted by the estimated market value of the underlying stock, the remaining expected term of the warrant, risk-free interest rates, expected dividends, and expected volatility of the underlying stock. These estimates, especially the value of the underlying stock and the expected volatility, are highly judgmental. Preferred stock warrants outstanding are revalued using the Black-Scholes pricing model at each measurement period until exercised, as they are classified as liabilities, and changes in value are recorded to non-operating warrant expense on the consolidated statement of operations.

Income taxes

The Company records income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax impact of differences between the financial statement basis and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to be applied against these deferred tax assets and deferred tax liabilities for the years in which differences are expected to reverse. The Company recognizes the rate change effect on deferred income tax assets and liabilities in the period that includes the enactment date.

The Company records a valuation allowance to reduce its net deferred tax assets and liabilities to the amount that it believes is more likely than not to be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed probable that a tax asset won't be realized or a tax liability has been created for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law, and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

Employee benefit plan

The Company sponsors qualified 401(k) defined contribution plans covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. There have been no employer contributions under these plans to date.

Other income

In response to the COVID-19 pandemic, Congress passed the CARES Act, which provides, among other provisions, a credit against applicable employment taxes called the Employee Retention Credit (ERC). Eligible employers are entitled to a refundable tax credit equal to 50% of qualified wages paid to employees between March 13, 2020, and December 31, 2020, up to a maximum of $5,000 credit per employee. In late December 2020 Congress expanded and amended the CARES Act by enacting Public Law 116-260. Per the amendment to the CARES Act, eligible employers are entitled to a refundable tax credit equal to 70% of qualified wages paid to employees between January 1, 2021, and June 30, 2021, up to a maximum of $10,000 of wages per employee per quarter, with a maximum of $7,000 credit per employee per quarter. Congress further extended the credit with the American Rescue Plan signed into law on March 11, 2021; the American Rescue Plan extended the credit for the period July 1, 2021 to December 31, 2021 with the same limitations as the prior amendment (i.e., tax credit equal to 70% of qualified wages up to a maximum of $10,000 of wages per employee per quarter). However, on November 15, 2021 President Biden signed into law the Infrastructure Investment and Jobs Act which redacted the credit for calendar quarter four of 2021.

During the year ended December 31, 2022 the Company, along with a tax advisor, determined it met the ERC credit criteria for the three quarterly periods from January 1, 2021 to September 30, 2021. The Company determined the total amount of the earned refundable payroll tax credit for those qualifying periods to be $4,172,921. As the Company filed amended tax forms during the year ended December 31, 2022 the receipt of the credit was deemed probable and recorded to other income in the consolidated statement of operations. As of December 31, 2022, the Company expected to receive the refund payment in the first half of calendar year 2023, and therefore the full amount recorded remains as a current asset as part of other receivables on the consolidated balance sheet.

3. FAIR VALUE MEASUREMENTS

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The standards also establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

There are three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Assets and liabilities valued based on observable market data for similar instruments, such as quoted prices for similar assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

The Company applies the following methods and assumptions in estimating its fair value measurements:

Cash equivalents — The fair value measurement of money market funds is based on quoted market prices in active markets.

Mortgage loans held for sale — The fair value of mortgage loans held for sale is generally calculated by reference to quoted prices in secondary markets for commitments to sell mortgage loans with similar characteristics.

Interest rate lock commitments — The fair value of IRLCs is calculated by reference to quoted prices in secondary markets for commitments to sell mortgage loans with similar characteristics and the expected pull-through rate. The expected pull-through rate, which represents the probability that an interest rate lock commitment will ultimately result in a closed loan, is an adjustment to the fair value measurement to account for the estimated amount of IRLCs that will not become closed loans. Expired commitments are excluded from the fair value measurement.

Forward loan sales commitments — The fair value of forward loan sales commitments is calculated by reference to quoted prices in secondary markets for loans with similar characteristics.

Warrant liabilities — The fair value of the preferred stock warrant liabilities is estimated using the Black-Scholes option pricing model with inputs and assumptions including the Company's equity valuation, expected volatility, expected term of the warrants considering the timing to a qualifying liquidity event, and associated risk-free rate.

Convertible notes — The fair value of the convertible notes is estimated using a lattice model incorporating the probabilities of various conversion scenarios and potential settlement amounts under the terms of the convertible notes. The convertible notes were converted to preferred stock during the year ended December 31, 2022 as discussed further in Note 6.

The fair value measurements of assets and liabilities that are measured at fair value on a recurring basis are as follows:

	As of December 31, 2022			
Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Money market funds	$ 2,873,386	$ —	$ —	$ 2,873,386
Mortgage loans held for sale	—	6,076,614	—	6,076,614
Interest rate lock commitments	—	—	74,272	74,272
Forward loan sales commitments	—	35,852	—	35,852
Total	$ 2,873,386	$ 6,112,466	$ 74,272	$ 9,060,124

Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Interest rate lock commitments	$ —	$ —	$ 851	$ 851
Forward loan sales commitments	—	—	—	—
Warrant liability	—	—	—	—
Total	$ —	$ —	$ 851	$ 851

	As of December 31, 2021			
Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Money market funds	$ 5,730,674	$ —	$ —	$ 5,730,674
Mortgage loans held for sale	—	26,517,357	—	26,517,357
Interest rate lock commitments	—	—	301,774	301,774
Forward loan sales commitments	—	96,919	—	96,919
Total	$ 5,730,674	$ 26,614,276	$ 301,774	$ 32,646,724

Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Interest rate lock commitments	$ —	$ —	$ 4,858	$ 4,858
Forward loan sales commitments	—	9,873	—	9,873
Warrant liability	—	—	544,201	544,201
Convertible notes	—	—	40,467,095	40,467,095
Total	$ —	$ 9,873	$ 41,016,154	$ 41,026,027

The following presents a reconciliation of Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2022 and 2021:

	Interest rate lock commitments asset	Interest rate lock commitments liability	Warrant liability	Convertible notes
Balance, January 1, 2021	$ 88,057	$ —	$ 737,494	$ —
Issuances	—	—	—	39,725,000
Accrued interest	—	—	—	742,095
Fair value changes recognized in earnings	213,717	4,858	(193,293)	—
Balance, December 31, 2021	301,774	4,858	544,201	40,467,095
Fair value changes recognized in earnings	(227,502)	(4,007)	(544,201)	—
Accrued interest	—	—	—	238,321
Convertible note settlement	—	—	—	(40,705,416)
Balance, December 31, 2022	$ 74,272	$ 851	$ —	$ —

The Company issues IRLCs and mandatory forward loan sales commitments upon the closing of a loan, which are both considered derivatives. Derivative assets and liabilities solely represent fair value of adjustments for the contracts based upon their original contract dates relative to the period end pricing for the contracts. The derivative contracts that the Company enters into are initially recorded at zero value as they are entered into at market prices on the date of execution. Subsequent changes in market conditions, primarily interest rates, drive the value of the Company's derivative contracts and such fair value adjustments represent the respective derivative assets and liabilities. Therefore, transfers into and out of Level 3 specific to the Company's IRLCs are equivalent to the fair value change recognized in earnings as disclosed above for each derivative asset and liability.

The significant unobservable input used in the fair value measurement of the IRLCs is the pull-through rate, which is based on estimated changes in market conditions, loan stage and historical borrower behavior, and significant increases (decreases) to this input in isolation would result in a higher (lower) fair value measurement.

The table below presents information on the significant unobservable inputs and their ranges for Level 3 assets and liabilities as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021	
Significant Unobservable Input	Range	Weighted Average	Range	Weighted Average
Interest rate lock commitments				
Pull-through rate	80% - 90%	83%	70% - 100%	75%

As of December 31, 2022, the notional amounts of the hedging instruments related to IRLCs and forward loan sales commitments were $8,620,002 and $6,013,801, respectively. As of December 31, 2021, the notional amounts of the hedging instruments related to IRLCs and forward loan sales commitments were $28,249,282 and $26,064,039, respectively.

Fair Value Option

The fair value option is an irrevocable election to measure eligible financial instruments at fair value with changes in fair value reflected in earnings except for the changes in fair value resulting from instrument-specific credit risk presented separately in other comprehensive income.

Mortgage loans held for sale – The Company has elected the fair value option for all mortgage loans held for sale as election of this option allows the Company to better offset the changes in fair values of the loans and derivative instruments used to economically hedge them without having to apply hedge accounting provisions.

Convertible notes – The Company has elected the fair value option for its outstanding convertible notes as election of this option aligns the measurement model with the expected future value that would be realized by the note holders, as well as to reduce accounting complexity without having to evaluate potential derivatives. The convertible notes were converted to preferred stock during the year ended December 31, 2022 as discussed further in Note 6.

The following table shows the fair value and contractual amounts outstanding of financial instruments for which the Company has elected the fair value option:

	As of December 31, 2022		
	Fair Value	Contractual Amount Outstanding	Fair Value Less Contractual Amount Outstanding
Mortgage loans held for sale	$ 6,076,614	$ 6,013,801	$ 62,813

	As of December 31, 2021		
	Fair Value	Contractual Amount Outstanding	Fair Value Less Contractual Amount Outstanding
Mortgage loans held for sale	$ 26,517,357	$ 26,064,039	$ 453,318
Convertible notes	$ 40,467,095	$ 40,467,095	$ —

Financial instruments not recorded at fair value

Given the nature of the Company's cash, accounts receivable, bridge loans receivable, and debt liabilities, the recorded carrying value of these financial instruments approximates their fair value.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31, 2022	December 31, 2021
Vehicle	$ 56,500	$ 56,500
Capitalized internal-use software development costs	9,804,985	10,552,727
Total property and equipment	9,861,485	10,609,227
Less accumulated depreciation and amortization	(7,610,667)	(6,103,676)
Property and equipment, net	$ 2,250,818	$ 4,505,551

Total depreciation and amortization expense was $2,941,158 and $2,780,867 for the years ended December 31, 2022 and 2021, respectively.

During the years ended December 31, 2022 and 2021, the Company capitalized internal-use software development costs of $683,164 and $3,242,133, respectively, including $40,986 and $71,386 of stock-based compensation costs. During the years ended December 31, 2022 and 2021, the Company wrote-off capitalized costs related to certain development projects no longer useful to the Company with a cost basis of $1,430,906 and $2,016,043 and accumulated amortization of $609,601 and $1,426,708, respectively, with the difference recognized as additional amortization expense during the year. During the years ended December 31, 2022 and 2021, amortization expense totaled $2,927,539 and $2,769,568, respectively, and is recorded within technology and development expense in the consolidated statement of operations.

5. DEBT

The Company's outstanding debt balances consist of the following:

		December 31, 2022		December 31, 2021
Total debt				
Mortgage loan origination warehouse facility	$	5,804,920	$	26,064,039
Bridge loan warehouse facility		8,780,592		—
Property loans, various		458,300		352,000
Bridge loan debt facility		15,000,000		21,052,945
Term loan facility originated in 2021		21,009,440		21,009,440
Term loan facility originated in 2017		—		972,222
Convertible notes		—		40,467,095
Total debt	$	51,053,252	$	109,917,741
Current debt:				
Mortgage loan warehouse facilities	$	5,804,920	$	26,064,039
Bridge loan warehouse facility		8,780,592		—
Property loans, various		458,300		352,000
Term loan originated in 2021, current portion		2,829,217		—
Term loan originated in 2017		—		972,222
Convertible notes		—		40,467,095
Total current debt	$	17,873,029	$	67,855,356
Noncurrent debt:				
Bridge loan debt facility		15,000,000		21,052,945
Less unamortized debt issuance costs		(303,858)		(526,687)
Bridge loan debt facility, net		14,696,142		20,526,258
Term loan originated in 2021, noncurrent portion		18,180,223		21,009,440
Less unamortized debt issuance costs and discount		(91,404)		(117,519)
Debt, net of current portion		18,088,819		20,891,921
Total noncurrent debt	$	32,784,961	$	41,418,179

Mortgage loan warehouse facilities

On May 19, 2020, the Company entered into a warehouse funding facility for its primary mortgage loan originations. The facility has a variable interest rate based on the greater of the underlying mortgage rate or prime rate with a floor between 4.25% and 5.5%. As of December 31, 2022, the maximum borrowing amount of the facility was $30,000,000. The funding facility funds the full amount of the required mortgage loan with the underlying real estate asset pledged as collateral. Individual principal advances for loans are generally repayable within 30 days of draw down. The debt facility has a one year term with automatic renewal provisions for subsequent one year terms and was last renewed on May 19, 2022. As of December 31, 2022 and 2021, the Company had $1,514,436 and $26,064,039, respectively, outstanding on the facility classified as part of the Mortgage loan warehouse facility balance on the consolidated balance sheet. Upon entering the agreement, the Company paid a deposit of $500,000 to the warehouse lender as a reserve for potential loan losses. As of December 31, 2022 and 2021, the full amount of the deposit remains outstanding within prepaid expenses and other current assets on the consolidated balance sheet.

On September 30, 2022, the Company entered into a warehouse funding facility for short-term financing for its primary mortgage loan originations, which is secured by the underlying real estate on which the loans are issued. The initial facility capacity is $5,000,000 with the option to increase to $50,000,000 upon meeting certain conditions. The interest rate is based on the 30 day Secured Overnight Financing Rate (SOFR) plus a margin of 6%, and the facility has an unused line fee of 1.25%. The facility provides funding at an advance rate of 95%. As of December 31, 2022, the Company had $308,750 outstanding on the facility classified as part of the Mortgage loan warehouse facility balance on the consolidated balance sheet. As of December 31, 2022, the Company had $122,713 of unamortized debt issuance costs recorded as part of Prepaid and other current assets on the consolidated balance sheet. For the year ended December 31, 2022, the Company amortized $17,530 of deferred debt issuance costs in Interest expense on the consolidated statement of operations.

Mortgage loan and bridge loan warehouse facility

On July 5, 2022, the Company entered into a $25,000,000 capacity warehouse funding facility for both its primary and bridge loan originations, which is secured by the underlying real estate on which the loans are issued. For primary loan originations, the facility provides funding at an advance rate of 100%, and has an interest rate based on the 30 day SOFR plus a margin of 3.05% with a floor of 3.875%. For bridge loan originations, the facility provides funding at an advance rate of 98%, and has an interest rate based on the 30 day SOFR plus a margin of 3.5% with a floor of 6%. The facility has a sub-limit of $10,000,000 for bridge loans. As of December 31, 2022, the Company had $3,981,734 and $8,780,592 outstanding on the facility for primary and bridge loans, respectively, classified as part of the Mortgage loan warehouse facility balance and Bridge loan warehouse facility balance, respectively, on the consolidated balance sheet. As of December 31, 2022 the Company had $600,000 of restricted cash related to reserves for this facility.

Bridge loan debt facility

On March 31, 2021, the Company entered into a credit facility that allows the Company to borrow up to $50,000,000 to finance the Company's bridge loans. The borrowing limit may be increased up to $100,000,000 at the discretion of the lenders. The debt facility matures on June 18, 2024, and carries a contractual interest rate of 14.5%. The debt is secured by the underlying real estate on which the bridge loans are issued and any unused funding cash in restricted cash on the consolidated balance sheet. This facility finances 92.5% of the bridge loan amount with the ability to increase to 97.0% based on our borrowing activity and other conditions. The Company may borrow up to the contractual limits of the facility, but amounts borrowed are not repaid until maturity. Therefore, the facility is classified as a noncurrent liability on the consolidated balance sheet. As of December 31, 2022 and 2021, the bridge facility financed 92.5% and 97.0%, respectively, of the Company's bridge loan receivables. On December 19, 2022, the Company amended the exclusivity feature in the facility agreement to permit the Company to use its new bridge loan warehouse facility discussed previously. As part of this amendment the Company made a one-time permitted pay down of $6,052,945 of the outstanding facility balance with no prepayment penalties in December 2022. The original maturity date for the remaining funds remained unchanged. As part of this amendment, the current capacity available to the Company decreased from $50,000,000 to $40,000,000 though the $100,000,000 limit at the discretion of the lenders remained in place. As of December 31, 2022, the Company had $15,000,000 outstanding on the facility classified as noncurrent Bridge loan debt facility on the consolidated balance sheet. As of December 31, 2022 and 2021, the Company had $303,858 and $526,687, respectively, of unamortized debt issuance costs recorded as a direct deduction to the outstanding liability on the consolidated balance sheet. As of December 31, 2022, the Company had $1,781,639 and $997,180 of restricted cash related to reserves and unused loan funds, respectively. As of December 31, 2021, the Company had $1,781,639 and $5,605,971 of restricted cash related to reserves and unused loan funds, respectively.

Property loans

The Company enters into various mortgage property loans through third-party lenders related to circumstances where the Company is required to temporarily purchase a customer's property. The loans are at various rates and are all expected to be repaid within a year from the balance sheet date.

Term loan

On November 10, 2021, the Company entered into an agreement to refinance outstanding term loan debt originally entered into in 2019 with an outstanding principal balance of $10,000,000 bearing interest at 11.0% per annum. The refinancing increased the total outstanding balance to $14,734,440, and provided the Company the ability to draw up to $30,000,000 in total through incremental advances. Following the execution of the refinancing, an eighteen month

interest-only period commenced, after which there will be an amortizing period of thirty-six months beginning in July 2023. The interest rate of the new facility is equal to the greater of (i) the Prime Rate plus 6.25% or (ii) 11.0%. As part of the refinancing, the Company entered into a contract to issue common stock warrants to the lender conditioned upon the closing of a preferred stock equity financing discussed further in Note 6. The refinancing was determined to be a debt extinguishment. The new debt facility was recorded at fair value in the Company's consolidated balance sheets and a loss on debt extinguishment of $2,176,003 was recorded in the consolidated statement of operations. The Company subsequently drew $2,000,000 and $4,275,000 of incremental advances on November 30, 2021 and December 28, 2021, respectively, under the same terms of the refinanced facility. During the year ended December 31, 2022, the Company did not draw any additional advances, and no principal payments were required per the agreement. As of December 31, 2022 and 2021, the Company had $91,404 and $117,519 of unamortized debt issuance costs and debt discount recorded as a direct deduction to its noncurrent term loan facility.

Convertible notes

During the year ended December 31, 2021, the Company issued convertible notes of $39,725,000 at par with an interest rate of 3.0% per annum and a maturity date of July 31, 2022. The convertible notes are a hybrid instrument with various share-settled redemption features that could result in the principal amount under each convertible note plus any accrued and unpaid interest to convert into equity of the Company. The Company elected the fair value option for the convertible notes with the change in fair value recorded in interest expense. As there was an incremental issuance of convertible notes in December 2021 to an unrelated party at the same terms of the original note, the value of the notes was determined to be at par at December 31, 2021, and there were no incremental fair value adjustments recorded. As of December 31, 2021, the Company had accrued interest on the notes totaling $742,095, which is included in the convertible notes debt balance as this amount would also convert with the principal amount. As part of the Company's equity financing and recapitalization in April 2022, the convertible notes along with total accrued interest of $980,416 were converted in full to preferred stock. During the year ended December 31, 2022 there were no further issuances or changes in the fair value of the convertible notes. Refer to Note 7.

Prior term loan

On November 11, 2017, the Company entered into a term loan agreement with an original principal amount of $5,000,000. The Company repaid the term loan in thirty-six equal monthly installments of principal with payments that began on February 1, 2019. The term loan bore interest at a per annum rate equal to the prime rate in effect plus 1.25%. In April 1, 2020, the Company entered into a deferral agreement, which deferred monthly principal payments for six months. The loan matured and was paid in full on July 1, 2022.

Prior PPP loan

On April 30, 2020, the Company received a $2,539,680 loan pursuant to the Paycheck Protection Program (the PPP loan) established by the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) implemented by the U.S. Small Business Administration (SBA). The PPP loan had an original maturity date in April 2022 and bore interest at a per annum rate of 1.0%. On June 15, 2021, the Company received notification of forgiveness of the full principal amount of its PPP loan of $2,539,680 and related interest, which the Company recognized as a gain on extinguishment of debt in its condensed consolidated statement of operations in the year ended December 31, 2021.

The Company's debt agreements and credit facilities include customary representations and warranties, and provisions regarding events of default and covenants. As of December 31, 2022 and 2021, the Company was in compliance with all covenants and no event of default had occurred.

Principal maturities of debt over the next five years as of December 31, 2022, are as follows:

2023	$	17,873,029
2024		21,484,870
2025		7,434,936
2026		4,260,417
2027		—
Total	$	51,053,252

6. EQUITY

As of December 31, 2022, the Company's preferred stock authorized, issued and outstanding was as follows:

			December 31, 2022		
Series of Preferred Stock	Year issued	Shares authorized	Shares issued and outstanding	Issuance price/ liquidation price (per share)	Aggregate liquidation value
Series Y	2022	39,852,249	17,315,467	$ 1.651320	$ 28,593,381
Series X-1	2022	1,684,248	641,682	—	—
Series X-2	2022	105,745,670	47,290,580	—	—
		147,282,167	65,247,729		$ 28,593,381

As of and during the year ended December 31, 2021, the Company's preferred stock authorized, issued and outstanding was as follows:

			December 31, 2021		
Series of Preferred Stock	Year issued	Shares authorized	Shares issued and outstanding	Issuance price/ liquidation price (per share)	Aggregate liquidation value
Series A	2016	386,022	386,022	$ 23.756570	$ 9,170,559
Series A-1	2016	260,939	252,809	12.148540	3,071,261
Series B	2018-2019	274,718	264,750	85.269000	22,574,968
Series B-1	2019	141,621	140,143	68.215000	9,559,855
Series C	2020	196,979	196,979	115.035060	22,659,491
		1,260,279	1,240,703		$ 67,036,134

Preferred stock recapitalization and fundraising

On April 27, 2022, the Company completed an equity fundraising round for a new class of Series Y preferred stock together with a restructuring of the Company's existing common and preferred stock and the conversion of its convertible notes. A summary of the key components of the transaction is presented below. Further, all share quantities and exercise prices prior to the transaction have been updated to reflect the Company's 10:1 reverse stock split that occurred as part of the transaction. Apart from this transaction there was no other preferred stock activity during the years ended December 31, 2022 or 2021.

Series Y preferred stock

A new class of Series Y preferred stock totaling 17,315,467 shares was issued at a price of $1.65132 for total proceeds of $28,593,381, of which $2,008,329 was converted from short-term bridge funding from Series Y preferred stock investors provided in March and April 2022, and $37,217 in exchange for the forgiveness of payment owed to a vendor for services performed in April 2022. Per the Company's latest certification of incorporation filed on the transaction date of April 27, 2022, the Company is authorized to issue 39,852,249 shares of Series Y preferred stock. From May 4, 2022 to May 19, 2022, the Company conducted a rights offering in which it offered all holders of preferred stock the opportunity to participate in the Series Y preferred stock financing. There was no additional participation in the rights offering period or subsequent activity during the year ended December 31, 2022.

Convertible notes

The Company converted $40,705,416 of its outstanding convertible notes of which $39,725,000 was outstanding principal and $980,416 in accrued interest from the individual note issuance dates through March 15, 2022. The full principal amount and proportionate accrued interest was outstanding as of December 31, 2021 as described in Note 5. The notes

were converted into 4,239,904 shares of a newly issued class of Series C-1 preferred stock at a purchase price of $9.60054.

Series X-1 preferred stock

The Company reclassified (i) each 10 shares of the previously existing Series A, A-1, B, B-1, and the newly issued Series C-1 preferred stock into 1 share of Series X-1 preferred stock, (ii) each warrant for the purchase of 10 shares of preferred stock into a warrant for the purchase of 1 share of Series X-1 preferred stock and (iii) each 10 shares of previously existing Series C preferred stock into 1.11271846162775 shares of Series X-1 preferred stock (based on its existing conversion ratio). For all issued and outstanding preferred stock warrants this also proportionately increased the exercise price by a factor of 10. Per the Company's latest certification of incorporation filed on the transaction date of April 27, 2022, the Company is authorized to issue 1,684,248 shares of Series X-1 preferred stock.

The quantity of Series X-1 preferred stock ultimately retained by each Series X-1 shareholder who converted from the prior Series A, A-1, B, B-1, C, and C-1 preferred stock was determined by the pro-rata participation in and quantity of Series Y shares purchased by the Series X-1 shareholders. Series X-1 shareholders that participated on a pro-rata basis based on their previous preferred series holdings retained their pro-rata holdings in the Series X-1 preferred stock, and all remaining Series X-1 preferred stock held was automatically converted for 1:1 common stock on May 27, 2022. Based on the initial conversion of the Series A, A-1, B, B-1, C, and C-1 preferred stock, 1,664,687 shares of Series X-1 were issued. Based on the final pro-rata participation of Series X-1 stockholders in the Series Y preferred stock purchase, 641,682 shares of Series X-1 preferred stock were outstanding with the remaining 1,023,005 converted to common stock on May 27, 2022.

Series X-2 preferred stock

On May 27, 2022, the official end date for the rights offering described above, each investor that purchased Series Y preferred stock was automatically issued a new class of Series X-2 non-voting and non-convertible preferred stock based on certain criteria with respect to the dollar amount of Series Y preferred stock purchased and the investor's existing holdings in the Series A, A-1, B, B-1, C, and C-1 preferred stock. This new class of preferred stock was issued to provide the Series X-2 preferred stockholders with certain preferences as described below. As a result of the transaction, the Company issued 47,290,580 shares of Series X-2 preferred stock and reserved 298,770 shares of Series X-2 preferred stock for issuance upon the exercise of certain warrants to purchase Series X-1 preferred stock. Per the Company's latest certification of incorporation filed on the transaction date of April 27, 2022, the Company is authorized to issue 105,745,670 shares of Series X-2 preferred stock.

As there was no purchase price for either Series X-1 or Series X-2, the recorded values of $1,271,573 and $38,147,189, respectively, were determined on a relative fair value based on the final conversion of the prior Series preferred stock into Series X-1 and along with the issuance of the Series X-2 based on fair values determined as part of the overall transaction.

Preferred stock rights and preferences

The holders of Series Y preferred stock, Series X-1 preferred stock and Series X-2 preferred stock have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. "Series X-1 Preferred Stock" together with the "Series X-2 Preferred Stock" is designated as "Series X Preferred Stock". "Series Y Preferred Stock" together with "Series X-1 Preferred Stock" is designated as either "Voting Preferred Stock" or "Convertible Preferred Stock".

Dividends

The holders of shares of Series Y Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefore, prior and in preference to any declaration or payment of any dividend (other than dividends on shares of Common Stock payable in shares of Common Stock) on the Common Stock or Series X Preferred Stock of the Company, in an amount equal to 8.00% of the Original Issue Price (as defined below), payable when, as and if declared by the Board. Such dividends shall not be cumulative. After payment of such dividends to the holders of Series Y Preferred Stock, any additional dividends or distributions shall be distributed among all holders of Common Stock and Convertible Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of each series of Convertible Preferred Stock were converted to Common Stock at the then-effective conversion rate for the applicable series. The "Original Issue Price" shall be $1.65132 per share for the Series Y Preferred Stock

subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such shares Series Y Preferred Stock.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company or a "Deemed Liquidation Event" as defined in the Company's Fourth Amended and Restated Certificate of Incorporation, the holders of Preferred Stock shall be entitled to the following preferences:

Preferential Payments to Holders of Series Y Preferred Stock

The holders of shares of Series Y Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series X Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the Original Issue Price applicable thereto, plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series Y Preferred Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Y Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series Y Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Preferential Payments to Holders of Series X Preferred Stock

The holders of shares of Series X Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders after the payment of all preferential amounts required to be paid to the holders of shares of Series Y Preferred Stock and before any payment shall be made to the Common Stock by reason of their ownership thereof, an amount equal to the greater of (i) the product of $1.00 multiplied by the number of shares of Series X-2 Preferred Stock held by such holder and (ii) such amount as would have been payable had all shares of Series X-1 Preferred Stock held by such holder been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Series X Preferred Liquidation Amount" and, together with the Series Y Preferred Liquidation Amount, the "Applicable Liquidation Amount"). Upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, (a) if a holder of Series X-1 Preferred Stock would receive no consideration for its share of Series X-1 Preferred Stock while other holders of Series X-1 Preferred Stock would receive some consideration for such shares, then the Company shall automatically redeem, immediately prior to such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, all of such holder's shares of Series X-1 Preferred Stock at a price per share equal to the par value of the Series X-1 Preferred Stock, and (b) if a holder of Series X-2 Preferred Stock would receive no consideration for its shares of Series X-2 Preferred while other holders of Series X-2 Preferred Stock would receive some consideration for such shares, then the Company shall automatically redeem, immediately prior to such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, all of such holder's shares of Series X-2 Preferred Stock at a price per share equal to the par value of the Series X-2 Preferred Stock. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series X Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series X Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. For the avoidance of doubt, (x) the amounts payable with respect to Series X Preferred Stock shall be determined on a holder-by-holder basis, and (y) the operation is such that amounts are paid to each holder of Series X Preferred Stock on either Series X-2 Preferred Stock (in accordance with clause (i) above) or on Series X-1 Preferred Stock (in accordance with clause (ii) above), but not both.

Payments to Holders of Common Stock and Series Y Preferred Stock

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series Y Preferred Stock and Series X Preferred Stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of shares of (i) Common Stock and (ii) Series Y Preferred Stock, pro

rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of the Fourth Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event.

Voting

General

Except as otherwise indicated herein or as required by applicable law, the Series X-2 Preferred Stock shall be non-voting for all purposes. On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of the Voting Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which such shares of Voting Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of the Voting Preferred Stock shall vote together with the holders of Common Stock as a single class.

Election of Directors

At any time when any shares of Voting Preferred Stock are outstanding, the holders of record of the shares of the Voting Preferred Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Company (the "Preferred Directors"). The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Company. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of the Voting Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, then any directorship not so filled shall remain vacant until such time as the holders of the Voting Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Company other than by the stockholders of the Company that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Voting Preferred Stock on an as-converted basis), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Company. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series; provided, however, that, for administrative convenience, the initial Preferred Directors may be appointed by the Board in connection with the approval of the initial issuance of the Series Y Preferred Stock without a separate action by the holders of a majority of the Voting Preferred Stock.

Protective Provisions

Both the Series Y and Series X Preferred Stock have various protective provisions for certain Company activities requiring majority approval of the respective share class in accordance with the Company's Fourth Amended and Restated Certificate of Incorporation.

Conversion

Each share of Series Y Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Series Y Preferred Conversion Price (as defined below). The "Series Y Preferred Conversion Price" shall initially be $1.65132. The initial Series Y Preferred Conversion Price, and the rate at which shares of Series Y Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. The Series Y Preferred Conversion Price will be subject to a weighted-average adjustment

to reduce dilution in the event that the Company issues certain additional equity securities in accordance with the Company's Fourth Amended and Restated Certificate of Incorporation,

The holders of the Series X-1 Preferred Stock shall not have any voluntary conversion rights. Each share of Series X-1 Preferred Stock shall be converted only pursuant to a Mandatory Conversion (as defined below), into such number of shares of Common Stock as is determined by dividing the Series X-1 Original Issue Number (as defined below) by the Series X-1 Preferred Conversion Number (as defined below) (the "Series X-1 Preferred Conversion Rate") in effect at the time of such conversion or deemed conversion. The "Series X-1 Original Issue Number" shall initially be 1, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such shares Series X-1 Preferred Stock. The "Series X-1 Preferred Conversion Number" shall initially be 1. The initial Series X-1 Preferred Conversion Number, and the rate at which shares of Series X-1 Preferred Stock may be converted or deemed converted, as applicable, into shares of Common Stock, shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such shares Series X-1 Preferred Stock

The Series X-2 Preferred Stock is not convertible into Common Stock under any circumstances.

Mandatory conversion

Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least fifty million dollars ($50,000,000) of gross proceeds to the Company (a "Qualified IPO") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Y Majority (the "Voluntary Conversion"), then (i) all outstanding shares of Series Y Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate, (ii) all outstanding shares of Series X-1 Preferred Stock shall automatically be converted into shares of Common Stock at the Series X-1 Preferred Conversion Rate then in effect, (iii) the Company shall automatically redeem all shares of Series X-2 Preferred Stock at a price per share equal to the par value of the Series X-2 Preferred Stock (the "X-2 Redemption Price") and (iv) no such shares may be reissued by the Company.

Common stock and stock-based compensation

As part of the recapitalization of existing equity and fundraising transaction on April 27, 2022, the Company reclassified each 10 shares of common stock into 1 share of common stock (including all shares of common stock available for exercise pursuant to any outstanding option or warrant). For all issued and outstanding common stock options and warrants this also proportionately increased the exercise price by a factor of 10. As of December 31, 2022 and 2021, the Company had 58,000,000 and 2,735,000 shares of common stock authorized for issuance and 7,679,145 and 716,913 shares issued and outstanding, respectively.

In August 2015, the Company adopted the Knockaway, Inc., 2015 Equity Incentive Plan (the "Plan") pursuant to which the Board of Directors may grant incentive stock options to purchase shares of the Company's common stock, non-statutory stock options to purchase shares of the Company's common stock, restricted stock awards, unrestricted stock awards, and restricted stock units. Stock options must be granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options generally have 10-year contractual terms and generally vest over a four-year period starting from the date specified in each agreement.

A summary of service-based common stock options as of December 31, 2022 and 2021 and changes during the years then ended are presented below:

	Number of options outstanding	Weighted-average exercise price	Weighted-average remaining life	Aggregate intrinsic value
Balance, January 1, 2021	215,595	$ 20.90		
Granted	168,593	97.10		
Exercised	(37,962)	22.20		
Forfeited or expired	(63,594)	101.60		
Balance, December 31, 2021	282,632	48.10		
Granted	12,672,533	0.48		
Exercised	(6,233,528)	0.22		
Repurchased	294,301	0.22		
Forfeited or expired	(896,432)	14.10		
Balance, December 31, 2022	6,119,506	0.93	9.26	$ —
Vested and exercisable December 31, 2022	4,994,594	0.86	9.18	$ —

The weighted-average grant-date fair value of options granted during the years ended December 31, 2022 and December 31, 2021 was $0.18 and $53.90, respectively. The total fair value of options vested during the years ended December 31, 2022 and December 31, 2021 was $1,819,343 and $1,611,225, respectively. The total intrinsic value of options exercised during the years ended December 31, 2022 and December 31, 2021 was zero and $1,224,487, respectively. As of December 31, 2022, the Company has 283,139 shares of common stock available to issue under the Plan.

Stock-based compensation for the years ended December 31 was as follows:

	2022	2021
Cost of revenue	$ 19,278	$ 39,148
Sales and marketing	110,945	231,412
Technology and development	242,320	309,762
Operations	78,889	56,906
General and administrative	2,742,086	1,105,893
Total stock-based compensation expense	$ 3,193,518	$ 1,743,121

During the years ended December 31, 2022 and 2021, capitalized internal-use software development costs included $40,986 and $71,386, respectively, of stock-based compensation costs.

As of December 31, 2022, unrecognized stock-based compensation expense related to outstanding unvested stock options that are expected to vest was approximately $2,332,038. This unrecognized stock-based compensation expense is expected to be recognized over a weighted-average period of 1.8 years.

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which greatly affect the fair value of each stock option.

The assumptions used to estimate the fair value of stock options granted during the years ended December 31, were as follows:

	2022	2021
Fair value of common stock	$0.22	$3.09 - $13.02
Expected volatility	58.60% - 61.23%	58.05% - 62.45%
Expected term	5.00 - 6.09	5.00 - 6.63
Risk-free interest rate	2.81 - 3.65%	0.86% - 1.34%
Dividend yield	—%	—%
Fair value of option	$0.12 - $0.13	$1.55 - $7.21

The fair value of the common stock underlying the stock option awards was determined by the Board of Directors. Given the absence of a public trading market, the Board of Directors considered numerous objective and subjective factors to determine the fair value of the Company's common stock at each meeting at which awards were approved. These factors included, but were not limited to (i) contemporaneous third-party valuations of common stock; (ii) the rights, preferences and privileges of convertible preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) stage and development of the Company's business; (v) general economic conditions and (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale, given prevailing market conditions.

Since the Company's stock is not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization and financial leverage of the other companies. The risk-free interest rate assumption is based on observed US Treasury yield curve interest rates in effect at the time of grant appropriate for the expected term of the stock options granted. As permitted under authoritative guidance, due to the limited amount of option exercises, the Company used the simplified method to compute the expected term. The expected dividend assumption is based on the Company's current expectations about its anticipated dividend policy.

Option repricing

On February 22, 2022, the Company completed a repricing of 116,377 outstanding service-based common stock options that was offered to all option holders. The repricing was based on a recently completed Board approved 409A valuation that determined the per share common stock fair value was $28.40 per share. All outstanding options that had an exercise price greater than this amount, and for which the option holder accepted the repricing, were modified on the date accepted by the option hold to have an exercise price equal to the fair value of $28.40. The repricing resulted in total incremental stock-based compensation cost to be recognized over the requisite service periods of $723,033. No other terms of the awards were modified.

Options exercised for partial recourse promissory notes

During the year ended December 31, 2022, the Company entered into partial recourse promissory note receivable agreements with certain executive and leadership employees of the Company for the exercise of common stock options and are secured by a pledge of the common stock acquired by each employee. These note agreements have nine year terms and bear interest at the IRS mid-term Applicable Federal Rate in effect as of the date of issuance. During the year ended December 31, 2022, the Company issued notes totaling $1,345,334 for the exercise of 6,115,155 common stock options at an exercise price of $0.22 that included the early exercise of certain options prior to vesting. Given the long term nature of the notes receivable the amounts are recorded as a reduction to additional paid-in capital offsetting the corresponding increase to additional paid-in capital related to the stock options exercised. As cash payments are made on the loans from the employees additional paid-in capital will increase. In connection with the termination of service of certain employees, the Company subsequently repurchased 294,301 unvested shares of common stock through a reduction in the outstanding loan and interest amounts due of $64,746. As of December 31, 2022, the Company had $1,280,588 remaining of notes receivable outstanding with additional accrued interest of $14,799. During the year ended December 31, 2022, there were no cash payments made on the loans.

Performance-based options

During the year ended December 31, 2021, the Company granted 229,837 performance-based options to purchase common stock to the Company's founders. The vesting of the awards is contingent upon the initial closing, and achieving a certain dollar amount raised, in a subsequent preferred stock financing round excluding the conversion of any outstanding indebtedness. These options were granted with an exercise price equal to the stock's fair market value at the date of grant of $30.90 and have contractual lives of 10 years. These options were subsequently repriced to $28.40 during the year ended December 31, 2022, based on the fair market value of the stock at the time of the repricing and revalued using the Black-Scholes option-pricing model. The inputs for the fair value of the option include the fair value of common stock on the date of grant and the exercise price of stock of $28.40, expected term of 10 years, expected volatility of 75%, a risk-free rate of 1.92%, and no expected dividend rate. As of December 31, 2022, the performance condition had not been met as a financing event is not deemed probable until it actually occurs. Therefore, as of December 31, 2022, there was $5,132,493 of total unrecognized compensation cost related to the unvested options. The performance condition had not been met as of the date these financial statements were available for issuance.

Warrants

The Company has issued warrants to purchase shares of both common stock and preferred stock. The common stock warrants are classified as equity and the preferred stock warrants are classified as a liability. Preferred stock warrants were determined to be liabilities as the underlying preferred shares have certain liquidation preferences in the event of a deemed liquidation event. The warrants generally expire within 10 years of issuance.

Common stock warrants

The Company had the following common stock warrant activity during the years ended December 31, 2022 and 2021:

	Number of warrants outstanding		Weighted-average exercise price
Balance, January 1, 2021	166,471	$	0.30
Issued	—		—
Exercised	—		—
Balance, December 31, 2021	166,471	$	0.30
Issued	245,250		0.22
Exercised	—		—
Balance, December 31, 2022	411,721	$	0.24

During the year ended December 31, 2021, and as discussed in Note 5, as part of the Company's debt refinancing the Company agreed to issue common stock warrants upon a subsequent closing of a preferred stock financing of the Company. The quantity of the warrants to be issued was not fixed and was to be determined based on 50 basis points on a fully-diluted basis measured as of immediately following such financing. The exercise price of the warrants to be issued is not fixed, and was to be determined based on the fair value of a share of the Company's common stock calculated through a 409A valuation immediately following such financing. As the debt and warrants were part of the same transaction the Company determined the fair value of the common stock warrants to be issued under the contract relative to the fair value of the debt issued based on facts and circumstances as of the date of the refinancing and grant of the warrants. As the warrants are common stock warrants they are equity classified, and based on the expected quantity and value at the date of grant resulted in $1,618,102 recorded to additional paid-in capital during the year ended December 31, 2021. As part of the financing transaction during the year ended December 31, 2022 as discussed previously, the Company ultimately issued 163,500 common stock warrants. The Company issued an additional 81,750 common stock warrants to a separate investor as part of the same recapitalization and financing transaction. Based on the relative fair value of the preferred

stock purchase, the common stock warrants resulted in an immaterial amount of additional paid-in capital expense allocated to the warrants.

Preferred stock warrants

As of December 31, 2022, Company had 19,561 of Series X-1 preferred stock warrants outstanding with a weighted average exercise price of $53.67. These same warrants existed as of December 31, 2021 for the prior Series Preferred stock and were converted to Series X-1 as part of the financing transaction during the year ended December 31, 2022. There was no issuance or exercise activity during the years ended December 31, 2022 or 2021. Preferred stock warrants are classified as liabilities on the Company's consolidated balance sheet and accordingly the fair value of the warrant liability was adjusted for changes in fair value at each measurement period, with the corresponding non-cash gain or loss recorded in earnings. As of December 31, 2022 and 2021, the Company had a liability of zero and $544,201, respectively, in other liabilities in the consolidated balance sheet. For the years ended December 31, 2022 and 2021, the Company recorded a net decrease in fair value (gain) of $544,201 and $193,293, respectively, in the consolidated statement of operations.

7. COMMITMENTS AND CONTINGENCIES

Loan commitments and related derivatives

The Company entered into IRLCs and forward loan sales commitments whereby the Company commits to lend a certain loan amount under a specified interest rate to the borrower. These commitments are accounted for as derivative instruments and are carried at fair value. See Note 3 for additional information on the Company's IRLCs and forward loan sales commitments.

Legal Proceedings

The Company is involved from time to time in litigation, claims, and proceedings. Periodically, the Company evaluates the status of each legal matter and assesses potential financial exposure. If the potential loss from any legal proceeding or litigation is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimable. The outcome of any proceeding is not determinable in advance. As a result, the assessment of a potential liability and the amount of accruals recorded are based only on the information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the legal proceeding or litigation and may revise its estimates. As of December 31, 2022 and 2021, no losses are considered probable or can be reasonably estimated. As of December 31, 2022 and 2021, a loss being incurred is considered remote.

Regulatory Compliance

If we fail to comply with laws and regulations or to obtain or maintain required licenses, our business and operations could be harmed. We are subject to stringent state and federal laws and regulations and to the scrutiny of state and federal government agencies as a licensed mortgage lender. Mortgage products are regulated at the state level by licensing authorities and administrative agencies, with additional oversight from the Consumer Financial Protection Bureau and other federal agencies. These laws generally regulate the manner in which lending and lending-related activities are marketed or made available, including advertising and other consumer disclosures, payments for services and record keeping requirements. As of December 31, 2022 and 2021, no losses from regulatory compliance are considered probable or can be reasonably estimated. As of December 31, 2022 and 2021, a loss being incurred is considered remote.

8. INCOME TAXES

The following table summarizes the components of the Company's provision for income taxes:

	Year Ended December 31,			
	2022		2021	
Current:				
U.S. Federal	$	—	$	—
State		11,707		7,879
Total current		11,707		7,879
Deferred:				
U.S. Federal		—		—
State		—		—
Total deferred		—		—
Total provision for income taxes	$	11,707	$	7,879

Deferred taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	Year Ended December 31,			
	2022		2021	
Deferred tax assets:				
Net operating loss carryforwards	$	28,926,436	$	24,027,611
Accrued compensation		160,233		90,360
Interest expense deduction carryforward		4,628,502		3,474,368
Stock compensation		669,096		229,748
R&D credit		1,231,923		1,173,258
Other		155,224		78,071
Gross deferred tax assets		35,771,414		29,073,416
Less valuation allowance		(35,232,244)		(27,885,551)
Net deferred tax assets		539,170		1,187,865
Deferred tax liabilities:				
Depreciation and amortization		(407,594)		(1,038,504)
Prepaid expenses		(131,576)		(149,361)
Net deferred tax liabilities		(539,170)		(1,187,865)
Net deferred tax assets (liabilities)	$	—	$	—

A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized in a particular tax jurisdiction. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a deferred tax asset. Due to the losses the Company generated in the current and prior years the Company believes it is not more likely than not that all of the deferred tax assets can be realized. Accordingly, the Company established and recorded a full valuation allowance on its net deferred tax assets as of December 31, 2022 and 2021.

As of December 31, 2022, the Company had net operating loss carryforwards for federal income tax purposes of $130,446,679, of which $1,043,045 will expire in the year 2036 and $5,527,732 will expire in the year 2037. The remaining balance of $123,875,902 can be carried forward indefinitely. The Company also has state net operating loss carryforwards of approximately $100,028,134 which expire beginning in the year 2036.

The Company had general business credits for federal and state purposes of approximately $1,472,793 and $363,414, respectively, which will expire beginning in 2037, if not utilized.

Current tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an ownership change, as defined by the Internal Revenue Code. Such an event may limit the Company's ability to utilize its net operating losses and credit carryforwards.

Unrecognized tax benefits

The following table summarizes the activity related to the Company’s gross unrecognized tax benefits:

	Year Ended December 31,	
	2022	**2021**
Balance at the beginning of the year	$ 3,995,424	$ 2,507,887
Increase (decrease) related to prior year tax positions	(1,157,984)	266,313
Increase related to current year tax positions	171,025	1,221,224
Balance at the end of the year	$ 3,008,465	$ 3,995,424

Unrecognized tax benefits, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes. However, no income tax benefit would be realized due to the company's valuation allowance position. The Company does not anticipate any significant change in its uncertain tax positions within 12 months of this reporting date.

The Company is subject to taxation in the United States and various states. Because of net operating loss and research credit carryovers, substantially all of the Company’s tax years remain open to examination.

The Company’s policy is to recognize interest and penalties associated with uncertain tax benefits as part of the income tax provision and include accrued interest and penalties with the related income tax liability on the Company’s consolidated balance sheets. To date, the Company has not recognized any interest and penalties in its consolidated statement of operations, nor has it accrued for or made payments for interest and penalties. The Company is subject to income tax in the U.S. and in various states. Due to the history of net operating losses, the Company is subject to U.S. federal, state and local examinations by tax authorities for all years since incorporation but as of December 31, 2022 is not currently under any audits.

9. RELATED PARTY TRANSACTIONS

The Company and its subsidiaries engage in transactions in the normal course of business that are eliminated in consolidation. The Company originates primary mortgages on a customer’s new home which are funded through an arrangement with First Funding, a wholly-owned subsidiary of one of the Company’s investors, who also has an employee on the Company’s Board of Directors. As of December 31, 2022 and 2021, outstanding loans funded by First Funding but not yet resold totaled $1,514,436 and $26,064,039. During the years ended December 31, 2022 and 2021 the Company incurred interest and fees to First Funding of $615,071 and $833,349. There were no transactions with First Funding outside of normal lending operations under the existing facility arrangement.

During the year ended December 31, 2022, the Company entered into partial recourse promissory note receivable agreements with certain executive and leadership employees of the Company for the exercise of common stock options and are secured by a pledge of the common stock acquired by each employee. Refer to Note 6 for further detail.

10. NONCONTROLLING INTERESTS

In August 2019, the Company entered into a unit purchase agreement to purchase a 50% controlling interest in Starline Title Partners LLC ("Starline"), for $50,000. As a result, the Company consolidated the assets, liabilities, and results of operations of Starline in the Company's consolidated financial statements. On March 31, 2021, the Company purchased the remaining 50% of the noncontrolling interest holder's interest in Starline, for a purchase price of $71,403, increasing the Company's interest in Starline to a 100% wholly-owned subsidiary of the Company. The Company recognized $4,312 as the net loss attributable to noncontrolling interest in the consolidated statement of operations for the year ended December 31, 2021. The Company renamed Starline to Knock Title LLC. There was no further activity related to noncontrolling interests subsequent to the purchase date.

11. SUBSEQUENT EVENTS

The Company evaluated subsequent events through June 28, 2023, the date the financial statements were available to be issued.

In February 2023, the Company increased the sub-limit on its bridge loan warehouse facility from $10,000,000 to $15,000,000. The overall facility capacity remained at $25,000,000 and there were no other changes to the facility terms.

In March 2023, the Company elected to terminate its bridge loan debt facility, classified as a noncurrent liability as of December 31, 2022, upon agreement with the lenders. The Company will not pay any additional pre-payment penalties and the restricted reserve cash of $1,781,639 as of December 31, 2022, will revert back to the Company. The Company paid back the liability in full and terminated the agreement in April 2023.

In April and May 2023, the Company received payments from the IRS for the full balance of its ERC credit receivable amounts recorded as of December 31, 2022 totaling $4,172,921.